                                                                    EXHIBIT 99.1

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Premier Farnell plc (the "Company") on Form 20-F for the year ended February 2, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of the Company certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to such officer's knowledge:

         (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

         (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of the dates and for the periods expressed in the Report.

Date:  June 16, 2003
                                 /s/ JOHN R. HIRST
                                 ---------------------------------------------
                                 John R. Hirst
                                 Chief Executive (principal executive officer)

                                /s/ ANDREW C. FISHER
                                ---------------------------------------------
                                Andrew C. Fisher
                                Finance Director (principal financial officer)

A signed original of this written statement required by Section 906 has been provided to Premier Farnell plc and will be retained by Premier Farnell plc and furnished to the Securities and Exchange Commission or its staff upon request.